Exhibit (a)(5)(I)

EFiled: Apr 26 2011 5:10 PM EDT
Transaction ID 37253298
Case No. 6419-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THEODORE DASS, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No. _____________
)
BRONCO DRILLING COMPANY, INC., D.	)
FRANK HARRISON, DAVID W. HOUSE,	)
RICHARD B. HEFNER, GARY C. HILL,	)
WILLIAM R. SNIPES, CHESAPEAKE	)
ENERGY CORPORATION,	)
NOMAC ACQUISITION, INC,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Theodore Dass (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Bronco Drilling Company, Inc. (“Bronco” or the “Company”) to enjoin the acquisition of the publicly owned shares of Bronco common stock by Chesapeake Energy Corporation (“Chesapeake”), and its wholly-owned subsidiary, Nomac Acquisition, Inc. (“Merger Sub”), as detailed herein (“Proposed Transaction”).

2. On April 15, 2011, Bronco and Chesapeake jointly announced that they had entered into a definitive agreement (the “Merger Agreement”) whereby Chesapeake, through its wholly-owned subsidiary, would acquire all outstanding shares of Bronco in a tender offer at $11.00 per share (the “Tender Offer”). The $11.00 per share purchase price represents a premium of 6% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011, the date of signing of the Merger Agreement. The Proposed Transaction values each Bronco share at $11.00, resulting in a total cash value of approximately $315 million, including debt, net working capital and outstanding warrants (“Merger Agreement”).

3. Specifically, the Merger Agreement provides that upon approval of a majority of Bronco shareholders, Merger Sub shall be merged with and into the Company, with Bronco continuing as the surviving corporation and a wholly-owned subsidiary of Chesapeake.

4. The Proposed Transaction has been unanimously approved by the boards of directors of both companies. The Board of Directors of Bronco (the “Board”) unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

5. In facilitating the acquisition of Bronco by Chesapeake for a grossly inadequate consideration and through a flawed process, the Individual Defendants breached their fiduciary duties to Plaintiff and the Class (defined herein). Moreover, as alleged herein, Chesapeake and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.

6. The Board further breached its fiduciary duties by agreeing to a number of deal protection devices that keep out competing bidders, who may have offered more value to the Company’s shareholders. Specifically, the Merger Agreement includes:

a. a “no shop” provision that precludes the Board from attempting to maximize shareholder value by soliciting or negotiating with any other potential acquiror and requires that the Board cease all such existing communications and negotiations;

b. an “information rights” provision that requires the Board to give full information about competing acquisition proposals to Chesapeake (including the identity of suitors and the terms and conditions of any competing offers) within twenty-four hours of their receipt;

c. a “matching rights” provision that allows Chesapeake five business days to match any competing proposal once it receives the relevant information; and

d. a “termination fee” provision whereby the Board agreed that Bronco would pay Chesapeake $ 13 million of the total transaction value in the event the Company receives a higher offer for the Company and its shareholders, despite the “no shop” provision.

7. Finally, to be sure the Proposed Transaction can be consummated by short-form merger on an expedited basis, the Board granted Chesapeake a “Top-Up Option” that helps defendants avoid the protracted process of a shareholder vote. Not only would the extended time frame of a long-form merger increase third parties’ abilities to assemble and present a “Superior Proposal,” it would also allow for shareholders to fully digest the windfall of information recently disclosed and possibly vote down the Proposed Transaction.

8. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, alternatively, rescission of the Proposed Transaction, in the event the defendants are able to consummate it.

PARTIES

9. Plaintiff is, and at all relevant times was, a continuous owner of Bronco common stock.

10. Bronco is a Delaware corporation with its headquarters located at 16217 North May Avenue, Edmond, Oklahoma 73013.

11. Defendant D. Frank Harrison (“Harrison”) has served as Chief Executive Officer (“CEO”) and as a director of Bronco since May 2005, and has been Chairman of the Board since 2007.

12. Defendant David House (“House) has served as a director of Bronco since September 2008. House is Chairman of the Audit Committee and a member of the Compensation Committee.

13. Defendant Richard B. Hefner (“Hefner”) has served as a director since December 2010. Hefner is a member of the Audit Committee and the Nominating and Corporate Governance Committee.

14. Defendant Gary Hill (“Hill”) has served as a director of Bronco since August 2006. Hill is Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee.

15. Defendant William R. Snipes (“Snipes”) has served as a director of Bronco since February 2006. Snipes is Chairman of the Compensation Committee and a member of the Audit Committee and the Nominating and Corporate Governance Committee.

16. The defendants identified in paragraphs 11-15 are collectively referred to hereinafter as the “Individual Defendants.”

17. Defendant Chesapeake, founded in 1989 and headquartered in Oklahoma City, Oklahoma, together with its subsidiaries, produces natural gas in the U.S. Chesapeake is the second-largest producer of natural gas, a Top 20 producer of oil and natural gas liquids and the most active driller of new wells in the U.S. Chesapeake focuses on discovering, acquiring, and developing conventional and unconventional natural gas reserves onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford, Granite Wash, Cleveland, Tonkawa, Mississippian, Wolfcamp, Bone Spring, Avalon, and Niobrara unconventional liquids plays. The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets. As of December 31, 2010, the company owned interests in approximately 46,000 natural gas and oil wells that are currently producing approximately 3.0 billion cubic feet of natural gas equivalent (bcfe) per day, 87% of which is natural gas.

18. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Chesapeake, formed solely for the purpose of entering into the Merger Agreement and consummating the Proposed Transaction. Upon completion of the Proposed Transaction, Merger Sub will merge with and into Bronco, and Merger Sub will cease to exist as a separate corporate entity.

19. Collectively, Bronco, the Individual Defendants, Chesapeake and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of Bronco common stock, who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

21. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of February 28, 2011, there were 28,800,059 shares of Bronco common stock issued and outstanding. The actual number of public shareholders of Bronco will be ascertained through discovery.

b. There are questions of law and fact, which are common to the Class, including the following:

i) whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii) whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii) whether Plaintiff and the other members of the Class would suffer irreparable injuries were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Background

22. Bronco, founded in 2001 and headquartered in Edmond, Oklahoma, provides contract land drilling and workover services to the oil and natural gas exploration and production companies in the US. It also provides well services, including maintenance, new well completion, and plugging and abandonment services, as well as engages in the installation and removal of downhole equipment and elimination of obstructions in the well bore to facilitate the flow of oil and gas. Bronco operates drilling rigs in Oklahoma, Texas, Pennsylvania, West Virginia, North Dakota, Utah, and Louisiana. As of February 28, 2011, the Company owned a fleet of twenty-five operating land drilling rigs. Bronco markets its drilling and workover rigs through employee marketing representatives.

23. On March 4, 2011, Bronco announced financial results for the fourth quarter, and full year ended December 31, 2010. Revenues for the fourth quarter of 2010 were $37.3 million compared to $34.8 million for the third quarter of 2010 and $15.9 million for the fourth quarter of 2009. Net loss for the fourth quarter of 2010 was $2.5 million compared to a net loss of $18.8 million for the previous quarter and a net loss of $6.1 million for the fourth quarter of 2009. The Company’s fully diluted earnings per share for the quarter ended December 31, 2010, were a loss of $0.09 based on 27.2 million shares. Results for the fourth quarter of 2010 were adversely affected by several non-recurring charges. These charges were related to the divestment of certain mechanical drilling rigs and ancillary drilling equipment, a loss related to Bronco MX, final expenses related to discontinued operations and an increase in the value of warrants issued. These items resulted in an after-tax loss of approximately $4.0 million in the fourth quarter or a loss of $0.15 per share. Without these non-recurring charges, fully diluted earnings per share from continuing operations would have been $0.06 for the quarter.

24. Revenues for the year ended December 31, 2010, were $124.4 million compared to $102.9 million for the year ended 2009. Net loss for 2010 was $50.7 million compared to a net loss of $57.6 million for 2009. The Company generated Adjusted EBITDA of $19.0 million in 2010 compared to Adjusted EBITDA of $10.9 million for the previous year. The Company’s earnings per share for the year ended December 31, 2010, were a loss of $1.87 compared to a loss of $2.16 for 2009. Defendant Harrison commented on the results:

I am very proud of the company’s accomplishments in 2010. We were able to reduce our net debt position from $42.4 million to $0 by year end all while increasing key metrics of revenue days and Adjusted EBITDA by 31% and 74%, respectively, over 2009. We believe the strong operating performance coupled with our healthy balance sheet provides us with a great deal of flexibility as we implement new growth strategies. We have made it a priority as we move forward with our growth plans to maximize the risk reward tradeoff in these projects. We believe this will create significant value for shareholders while maintaining a prudent financial risk profile.

B.	The Proposed Transaction

25. On April 15, 2011, Chesapeake and Bronco issued a joint press release announcing the Proposed Transaction:

OKLAHOMA CITY, Apr 15, 2011 (BUSINESS WIRE) — Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ/GS: BRNC) today announced that they have entered into a definitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share. The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90-calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program - a key aspect of its vertical integration strategy - at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake. The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing approximately 200 drilling rigs. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

Aubrey K. McClendon, Chesapeake’s CEO, stated, “We have known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today. The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays. We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.”

D. Frank Harrison, Bronco’s Chairman and CEO, stated, “We are excited about this transaction with Chesapeake, one of the premiere and most innovative energy companies in the world. Chesapeake’s visionary and people-centric approach is highly admired. We view this as a great opportunity and in the best interests of Bronco, our shareholders and our employees.”

The definitive agreement entered into by Chesapeake and Bronco provides for Chesapeake to acquire Bronco in a two-step transaction. The first step will consist of a cash tender offer to be made by a wholly owned subsidiary of Chesapeake for all outstanding shares of Bronco common stock at a price of $11.00 per share in cash. In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of Bronco common stock not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest. Upon completion of the transaction, Bronco will become an indirect wholly owned subsidiary of Chesapeake. The tender offer will be conditioned upon a majority of the outstanding shares of Bronco common stock being tendered into the offer and will also be subject to regulatory clearances and other customary terms and conditions.

Chesapeake is expected to launch the tender offer shortly and the transaction is expected to close in the second quarter of 2011, subject to customary closing conditions. The transaction is not subject to or conditioned upon financing arrangements.

Johnson Rice & Company L.L.C. is acting as financial advisor to Bronco and has delivered a fairness opinion to its board of directors. Thompson & Knight is acting as legal counsel to Bronco. Jefferies & Company, Inc. is acting as financial advisor to Chesapeake. Commercial Law Group, P.C. and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to Chesapeake.

C.	The Unfair Price

26. As discussed herein, the $11.00 per share consideration offered in the Proposed Transaction is grossly inadequate. The merger price represents an inadequate 6% premium—particularly in view of the promising growth, as set forth above. Indeed, at least one analyst has set a price target of $13.50 per share. Bronco, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

D.	The Bronco Board Locked Up the Deal in Violation of its Fiduciary Duties

27. Not only did the Bronco Board fail to maximize shareholder value in agreeing to the Proposed Transaction, it also took unreasonable steps to ensure consummation of a deal with Chesapeake to the detriment of Bronco shareholders.

28. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of Bronco’s Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, such as soliciting alternative acquisition proposals or business combinations (see Merger Agreement at Section 4.02(a)):

(a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or controlled Affiliate (collectively, “Representatives”) to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any Takeover Proposal[1] or any inquiries, proposals or offers or any other efforts or

[1]

According to the Merger Agreement, the term “Takeover Proposal” means “any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 15% or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the Company or of any resulting parent company of the Company, in each case other than the transactions contemplated by this Agreement.”

attempts that constitute or may reasonably be expected to lead to any Takeover Proposal, or, in each case, the making thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information, or otherwise cooperate in any way with, any Takeover Proposal or (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Parent. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 4.02(a) by the Company. The Company shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to the Appointment Time, in response to a bona fide written Takeover Proposal that the Board of Directors of the Company reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is or could reasonably be expected to lead to a Superior Proposal,[2] and which Takeover Proposal was not solicited after the date of this Agreement and was made after the date of this Agreement and did not otherwise result from a breach of this Section 4.02(a), the Company may, subject to compliance with Section 4.02(c), (x) furnish information with respect to the Company and its Subsidiaries to the person making

[2]

According to the Merger Agreement, the term “Superior Proposal” means “any bona fide offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 75% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 75% of the assets of the Company, which the Board of Directors of the Company reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)), (ii) not subject to any due diligence or financing condition and (iii) reasonably likely to be completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such proposal.”

such Takeover Proposal (and its Representatives) pursuant to a confidentiality agreement (which (A) need not restrict such person from making an unsolicited Takeover Proposal and (B) shall permit the Company to comply with the terms of Section 4.02(c)) containing confidentiality and other provisions substantially similar to the provisions of the Confidentiality Agreement and not less restrictive to such person than the provisions of the Confidentiality Agreement are to Parent; provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal, if and only to the extent that in connection with the foregoing clauses (x) and (y), the Board of Directors of the Company concludes in good faith (after consultation with its outside counsel) that the failure to take such action would be reasonably expected to result in a breach of its fiduciary duties under applicable Law.

29. Similarly, Section 4.02(c) of the Merger Agreement provides that the Company must promptly notify Chesapeake of any unsolicited competing bidder’s offer. Specifically, the Merger Agreement obligates Bronco to notify Chesapeake of any “Takeover Proposal,” or any overtures of interest from other potential suitors, and it must provide all relevant details of those inquiries or proposals to Chesapeake, including the identity of the suitors, within 24 hours of receipt:

[T]he Company shall promptly (and in any event within 24 hours of learning of the relevant information) advise Parent orally and in writing of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including any changes thereto) and the identity of the person making any such Takeover Proposal. The Company shall keep Parent fully informed in all material respects of the status and details (including any change to the material terms thereof) of any Takeover Proposal.

30. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” Chesapeake is granted five business days to make counter-offer so that the competing offer would no longer be considered superior to the Proposed Transaction. Specifically, Section 4.02(b) of the Merger Agreement states:

Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw, modify or qualify in any manner adverse to Parent the Company Recommendation, (B) take any other action or make any public statement in connection with the Company Recommendation, the Offer, the Merger or the Company Stockholders’ Meeting that is inconsistent with the Company Recommendation or (C) adopt or recommend, or propose publicly to adopt or recommend, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt or recommend, or publicly propose to adopt or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than a confidentiality agreement referred to in Section 4.02(a)) (an “Acquisition Agreement”). Notwithstanding the foregoing, at any time prior to the Appointment Time, the Board of Directors of the Company may: (1) other than in response to a Takeover Proposal or an event that constitutes the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof, make a Company Adverse Recommendation Change if a development or a change in circumstances occurs or arises after the date of this Agreement that was not known by the Board of Directors of the Company as of the date of this Agreement and a majority of the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Law; and (2) subject to Section 4.02(c), in response to a Takeover Proposal that the Board reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and that was unsolicited and made after the date of this Agreement and that did not otherwise result from a material breach of this Section 4.02, (A) make a Company Adverse Recommendation Change if the Board of Directors of the Company has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to effect a Company Adverse Recommendation Change would be reasonably expected to result in a breach of its fiduciary duties under applicable Law or (B) cause the Company to terminate this Agreement pursuant to Section 7.01(f) and concurrently with or after such termination enter into an Acquisition Agreement if the Board of Directors of the Company has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to terminate this Agreement would be reasonably expected to result in a breach of its fiduciary duties under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless concurrently with such termination the Company pays to Parent the Termination Fee and the Expenses payable pursuant to Section 5.05(b); provided, further, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(f) unless the Company has: (A) provided to Parent five Business Days’ prior written notice (such notice, a “Notice of Superior Proposal”) advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new five Business Day period), (B) during such five Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Takeover Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (C) at the end of such five Business Day period, such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the financial terms of this Agreement proposed by Parent in response to a Notice of Superior Proposal, as a result of the negotiations required by clause (C) or otherwise).

31. Thus, if the Bronco Board receives an intervening bid that appears to be “superior” to Chesapeake’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior,” and give Chesapeake five business days to match the competing offer. Consequently, this provision prevents the Bronco Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless the Board first determines that the proposal is “superior.”

32. The Bronco Board further reduced the possibility of maximizing shareholder value by agreeing to a $13 million termination fee that will all but ensure that no competing offer will be forthcoming. Thus, if the Board seeks to terminate the Merger Agreement to accept a “Superior Proposal,” then the Company must pay Chesapeake a fee representing more than 4% of the transaction value.

33. Finally, the Board has safe-guarded the expediency of the Proposed Transaction by providing Chesapeake a “Top-Up Option” that allows Bronco and Chesapeake to avoid the protracted time frame of a long-form merger. In the event Chesapeake does not secure the requisite number of shares for a short-form merger pursuant to the Tender Offer, Bronco may issue additional shares for purchase by Chesapeake in order to close the transaction without a shareholder vote. Section 1.02(d) of the Merger Agreement states:

The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Merger Option”) to purchase up to that number of newly issued shares of Company Common Stock (the “Merger Option Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and Merger Sub immediately following consummation of the Offer, shall constitute one share more than 90% of the shares of Company Common Stock then outstanding on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), after giving effect to the issuance of the Merger Option Shares, for consideration per Merger Option Share equal to the Offer Price.

34. The “Top-Up Option” serves no rational purpose other than to facilitate closing of the Proposed Transaction. Defendants are well aware that the circumstances, timing and terms of the Proposed Transaction might not withstand shareholder scrutiny, and have therefore taken all steps to avoid a shareholder vote on the Proposed Transaction, including adoption of the “Top-Up Option.”

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breaches of Fiduciary Duties)

35. Plaintiff repeats and realleges each allegation set forth herein.

36. The Individual Defendants have violated fiduciary duties owed to public shareholders of Bronco.

37. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Bronco’s public shareholders the highest value available for Bronco in the marketplace.

38. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Bronco because they failed to take steps to maximize the value of Bronco to its public shareholders in a change of control transaction.

39. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Bronco. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the members of the Class.

40. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Bronco, Chesapeake, and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duties

41. Plaintiff repeats and realleges each allegation set forth herein.

42. Bronco, Chesapeake, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Bronco’s public shareholders, and have participated in such breaches of fiduciary duties.

43. Bronco, Chesapeake, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Bronco, Chesapeake, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

44. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor, and in favor of the Class, and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding compensatory damages in favor of Plaintiff against all Defendants for all losses and damages suffered as a result of Defendants’ wrongdoing alleged herein, in an amount to be determined at trial, together with interest thereon;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 26, 2011

RIGRODSKY & LONG, P.A.

By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

BROWER PIVEN, P.C.

David A.P. Brower

Brian C. Kerr

488 Madison Avenue

Eighth Floor

New York, NY 10022

(212)501-9000

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